UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:	000-54519
CUSIP Number:	75008R203

(Check One):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended:	September 30, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:	N/A

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________________

PART I - REGISTRANT INFORMATION

Rackwise, Inc.

Full Name of Registrant

n/a

Former Name if Applicable

2365 Iron Point Road, Suite 190

Address of Principal Executive Office (Street and Number)

Folsom, CA 95630

City, State and Zip Code

Copy to:

Adam S. Gottbetter

Gottbetter & Partners, LLP

488 Madison Avenue, 12th Floor

New York, NY 10022

Phone: (212) 400-6900

Facsimile: (212) 400-6901

PART II - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒   (a)    The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒   (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The registrant was unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 (the “Report”) by the prescribed date of November 14, 2013, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The registrant intends to file the Report on or prior to the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Jeff Winzeler, CFO	(888)	818-2385
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The Company anticipates that its Form 10-Q for the quarter ended September 30, 2013 will contain results of operations that reflect a significant change from the quarter ended September 30, 2012, due to a substantial decrease in net loss for the three and nine months ended September 30, 2013 as compared to the same periods in 2012. The decrease in net loss for these periods was primarily due to a substantial decrease in the Company’s operating expenses. The decrease in expenses resulted from a decrease in the Company’s headcount and associated expenses including wages, benefits, and stock based compensation expenses. These savings were partially offset by increases in other expenses including interest expense. The exact impact will not be known until the Company’s financial statements for the three and nine months ended September 30, 2013 are completed.

Rackwise, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2013	By:	/s/ Jeff Winzeler
	Name:	Jeff Winzeler
	Title:	Chief Financial Officer